Exhibit 4.1

HOSTING AGREEMENT

This Hosting Agreement is entered into as of the Effective Date by and between 4545 S Mendenhall LLC (“Service Provider”) and [Abit USA Inc.] (“Customer”) (each a “Party” and collectively the “Parties”).

WHEREAS, Service Provider desires to provide, and Customer desires to procure, certain Hosting and Monitoring services, as defined below, on the terms and conditions set forth herein whereby Customer Equipment shall be installed at Data Center.

WHEREAS, the Parties desire to set forth their respective rights and obligations to one another as set forth herein.

NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows.

ARTICLE 1 – INCORPORATION AND DEFINITIONS

1.1	Incorporation. The above recitals are incorporated as if fully set forth herein.

1.2	General Definitions. As used in this Agreement, the following capitalized terms shall have the following meanings:

A.	Agreed Miners means the Bitcoin mining machines set forth in Schedule A.

B.	Advanced Troubleshooting consists of one or more of the following:

(1)	Re-performing one or more Basic Troubleshooting processes;

(2)	Diagnostic testing, which may include replacement of components for testing purposes only including but not limited to controller cards, power supplies, fans and hash boards; and

(3)	Sending a Miner for repair and / or replacement as covered under a third-party warranty.

C.	Affiliate means, in relation to a body corporate, each of that body’s related bodies corporate.

D.	Agreement means this Hosting Agreement, including all documents and schedules attached hereto.

E.	Applicable Law means any treaty, law, decree, order, regulation, decision, statute, ordinance, rule, directive, code or other document that has legal force under any system of law, including, without limitation, local law, law of any other state or part thereof or international law, and which creates or purports to create any requirement or rule that may affect, restrict, prohibit or expressly allow the terms of this Agreement or any activity contemplated or carried out under this Agreement.

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F.	Basic Troubleshooting consists of one or more of the following:

(1)	Regular walk-throughs and visual inspections of Customer Equipment for alerts;

(2)	Power cycling;

(3)	Network scans of Miners;

(4)	Configuration and / or reconfiguration of Miners;

(5)	Factory reset of Miners;

(6)	Firmware updates and / or reprogramming of Miners;

(7)	Complete power drain (Flea Drain) of Miners and restart;

(8)	“Soft Reset” of Miners via remote software, such as Foreman or ASIC Application;

(9)	Changing the power supply source of Customer Equipment with a known, good working source;

(10)	Changing the network cables for Customer Equipment with a known, good working source;

(11)	Swapping out with a Miner in a location different from the current failing location;

(12)	Visual & olfactory inspection of Miners in search of any abnormal or obvious signs of distress; and

(13)	Replacing hash boards, fans, and other components that do not require soldering work.

G.	Business Day means a day (other than a Saturday, Sunday or public holiday) on which banks are open for general banking business in Memphis, Tennessee, in the United States of America.

H.	Customer Equipment means all Miners and any other tangible items provided by Customer to Service Provider for use in connection with cryptocurrency mining at Data Center.

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I.	Data Center means the facility located at 4545 S Mendenhall Road, Memphis, Tennessee 38141.

J.	Desired Hashrate shall be a value, denominated in terahashes per second (“TH/s”), agreed between the Parties by no later than 28 February 2025, which value shall be based on objective recorded data as to the hashrate of installed Miners at Data Center running in an “overclocked” setting available on the Miners’ manufacturer’s stock firmware or another firmware mutually agreed upon by the Parties.

K.	DOA Miners means any Agreed Miner that is identified, within two (2) months of the Effective Date, as having been fundamentally inoperative upon delivery to Data Center due to an innate defect with the Agreed Miner.

L.	Miners means the Agreed Miners, as well as any Replacement Miners provided by Customer to Service Provider.

M.	MWhs means megawatt hours.

N.	Off Peak means all hours of the day that are not On Peak.

O.	On Peak means the hours for each day from 13:00 to 19:00 for the months of April through October and from 04:00 through 10:00 for all remaining months, excluding days that are Saturdays, Sundays, November 1st and the weekdays that are observed as Federal United States holidays for New Year’s Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. Such times shall be Central Standard Time or Central Daylight Time, whichever is then in effect.

P.	Online means any hour during which at least 95% of the Requisite Miners are able to operate in the Data Center.

Q.	Pool means the Bitcoin mining pool(s) as elected by Customer.

R.	Replacement Miners means Bitcoin mining machines of a similar make and model to the Agreed Miners.

S.	Requisite Miners means [2,125] Miners during Off Peak hours and 0 Miners during On Peak hours. These numbers can be amended by mutual agreement between Service Provider and Customer.

T.	Service Provider Wallet means such any cryptocurrency wallet as may be designated by Service Provider on or after the Effective Date.

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U.	Supporting Infrastructure means all infrastructure at Data Center that directly supports Customer Equipment at Data Center, including cooling infrastructure, transformers and containers.

V.	Switched Off means taking all necessary measures to safely and securely power down all Customer Equipment as soon as reasonably practicable.

W.	Switched On means taking all necessary measures to safely and securely power on all Customer Equipment as soon as reasonably practicable.

X.	USD or “$” or any combination of these shall mean the lawful currency of the United States of America.

Y.	Utility Providers means Memphis Light, Gas and Water, and / or the Tennessee Valley Authority.

1.3	Interpretation. In this Agreement, unless otherwise specified:

A.	words importing the singular include the plural and vice versa where the context so requires;

B.	the headings in this Agreement are for convenience only and shall not be taken into consideration in the interpretation or construction of this Agreement;

C.	references to Articles and Schedules are references to the articles and schedules of this Agreement;

D.	each Article of this Agreement contains provisions that are sometimes referred to as Sections of an Article, and, unless context requires otherwise, a general reference to any Article includes the entire Article and a reference to any specific Section(s) of an Article refers only to the identified Section(s) inclusive of any subsections;

E.	references to days, dates and times are to the days, dates and times of the United States of America, unless otherwise indicated; and

F.	any reference to a code, law, statute, statutory provision, statutory instrument, order, regulation or other instrument of similar effect shall include any reenactment or amendment thereof for the time being in force.

ARTICLE 2 – HOSTING AND MONITORING

2.1	Acceptance, Effective Date and Start Date. This Agreement may be accepted by Customer and Service Provider only by executing this Agreement in writing. The effective date of this Agreement is the date this Agreement is mutually executed by the Parties (the “Effective Date”). Service Provider must provide written notice to Customer by no later than 1 February 2025 (“Readiness Notice”) specifying a date that Service Provider will be ready to take delivery of all the Agreed Miners and commence Hosting at Data Center, which date must be no later than 15 February 2025 (“Start Date”). Customer has the right to delay the Start Date by up to 15 days due to logistics issues by delivering a notice to Service Provider (“Extension Notice”). If Service Provider fails to deliver a Readiness Notice by 1 February 2025, or if Service Provider delivers a Readiness Notice by 1 February 2025 but fails to specify a Start Date no later than 15 February 2025 within that Readiness Notice, then Customer may terminate this Agreement with immediate effect.

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2.2	Hosting. Service Provider will provide 10 megawatts (10MW) of capacity Off Peak at Data Center for exclusive use by Customer Equipment and Supporting Infrastructure to mine cryptocurrency (“MW Capacity”) and, in doing so, will manage Data Center, provide internet access at Data Center and provide all other necessary infrastructure and services at Data Center to enable all Customer Equipment referenced in Schedule A that is installed at Data Center, up to a maximum of 2,125 mining units, to mine cryptocurrency on a reliable ongoing basis during the Term at the Desired Hashrate of the Miners or, with mutual agreement between the Parties, above the Desired Hashrate of the Miners or, where Customer elects, a lower hashrate pursuant to Section 2.7 (“Hosting”). In the event the Parties agree to adjust the Miners to operate at an efficiency level above the Desired Hashrate, Service Provider retains the right to return the Miners to their Desired Hashrate settings at its sole discretion, as necessary for the efficient operation of the Data Center. Service Provider will provide Customer full access to Data Center from the Start Date in order for Customer to install the Agreed Miners, and Service Provider will provide Hosting for all such Agreed Miners from the Start Date. Customer will complete installation of the Agreed Miners by no later than the thirtieth (30th) day following the Start Date. Where DOA Miners are identified by Customer or Service Provider, Customer shall arrange to deliver, in their place, Replacement Miners as soon as commercially practicable. Service Provider will install and provide Hosting for any Replacement Miners by no later than the fourteenth (14th) day following their delivery to Data Center.

2.3	Delivery of Miners. Customer shall deliver Miners to Data Center as soon as commercially practicable. Customer shall provide Service Provider written notice specifying the date(s) and time(s) of each delivery as well as the number of units to be delivered as part of each delivery as soon as is practicable in advance of each delivery.

2.4	Monitoring. In addition to providing Hosting and beginning on the Effective Date, Service Provider will monitor and manage Customer Equipment at Data Center in accordance with the guidelines attached hereto as Schedule B (collectively, “Monitoring”). As more fully set forth in Schedule B, Service Provider will monitor Customer Equipment and provide Basic Troubleshooting at no additional cost. If Service Provider determines that Customer Equipment requires Advanced Troubleshooting or repair, it will notify Customer and may provide Advanced Troubleshooting in accordance with Schedule B. In an effort to assist Service Provider with Basic Troubleshooting, Customer commits to the following annual repairs: (a) replacing fans on up to ten percent (10%) of installed and energized Miners, and (b) providing up to one hundred (100) Replacement Miners to account for natural equipment attrition. In the event that, through no fault of either Party, there is higher equipment attrition than anticipated, the Parties may mutually agree to amend the relevant terms of this Agreement to allow Service Provider to reassign unutilized MW Capacity, which terms may include, without limitation, redefining MW Capacity, reducing number of Miners at Data Center and reducing the O&M Reimbursement. At all times, the selection, maintenance, and management of (i) miner management software, (ii) firmware, and (iii) any other ancillary software required to manage Customer Equipment shall be subject to mutual agreement of the Parties. Customer agrees to provide Service Provider with access to monitoring services used by Customer to monitor the performance and output of Customer Equipment, such as a mining pool watching link via Customer’s Foundry account (or similar monitoring service), and agrees to provide Customer with the ability to obtain downloadable reports from such service either directly or upon request made to Customer in writing with reasonable notice.

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2.5	Access. Customer and Customer’s third-party engineering partner may have reasonable access to Customer Equipment within Data Center during normal business hours with advanced notice to Service Provider, provided that all such persons having access agree to Service Provider’s standard on-premises waiver. The Parties will use reasonable efforts to facilitate after-hours access in the event of an emergency.

2.6	Uptime. Except in the event of routine maintenance or repair, Customer Equipment failure (including the end of Customer Equipment useful life), Mandatory Curtailment, Voluntary Curtailment, or a Force Majeure Event, Service Provider warrants and guarantees that Hosting shall be uninterrupted for ninety-five percent (95%) of the time in accordance with the following formula (the “Minimum Service Level”, expressed as a percentage): (i) the total number of hours during which the Data Center is Online divided by (ii) the total number of hours available during the same period. For the avoidance of doubt, the total number of hours available shall not include any hours during which the Data Center is offline due to a Force Majeure Event or during a Mandatory Curtailment or Voluntary Curtailment Period. The first 60-day period for purposes of calculating the Minimum Service Level will commence on the day on which Hosting is in effect with respect to all operational Customer Equipment. If Service Provider fails to deliver Hosting at the Minimum Service Level for any consecutive 90-day period, Customer may immediately terminate this Agreement provided that pursuant to the termination rights contained in Section 6.2(C), Customer provides written notice of the breach of the Minimum Service Level to Service Provider within fourteen (14) days after the end of the such 90-day period. If Customer fails to deliver written notice in such time period, Customer shall be deemed to have waived its right terminate under this section. Such termination shall be effective upon written notice to Service Provider, provided in the fourteen-day period, and Service Provider will un-rack the Customer Equipment and make it available for pickup. Customer shall pay storage fees in the event that Customer fails to pick up the Customer Equipment within fourteen (14) days of termination. The rights and remedies of Customer set forth in this paragraph are the sole and exclusive rights of Customer with respect to uptime and the Minimum Service Level.

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2.7	Mandatory Curtailment. The Parties acknowledge and agree that, from time to time, Service Provider may be required by the Utility Providers to interrupt the provision of power to Data Center. In such circumstances, and only for so long as they exist, Service Provider may interrupt the provision of power in accordance with the requirements of the Utility Providers (a “Mandatory Curtailment”) for a period of time as required by the Utility Providers (a “Mandatory Curtailment Period”).

2.8	Voluntary Curtailment. Service Provider may, with Customer’s written consent, interrupt the provision of power to Data Center (a “Voluntary Curtailment”) for a period of time as agreed to by Customer (a “Voluntary Curtailment Period”); provided, however, that all net profit received or credited to Service Provider from Voluntary Curtailment shall be shared between the Parties (immediately after actual receipt thereof as reflected in invoices) fifty percent (50%) to Service Provider and fifty percent (50%) to Customer.

ARTICLE 3 – PRICE AND PAYMENT

3.1	Hosting Fee. The “Hosting Fee” for a given period while Hosting is in effect (a “Hosted Period”) shall be the Energy Cost (defined herein) plus the O&M Reimbursement (defined herein) plus the Profit Share (defined herein). The “Energy Cost” is the cost for actual metered energy used by Customer Equipment during a Hosted Period as reflected in utility invoices and for which purpose Service Provider must independently meter using a Schweitzer Engineering Laboratories (SEL) 651R or similar device. The “O&M Reimbursement” is equal to $4.5 per MWH used, for each month constituting a Hosted Period, based on the MW Capacity stated herein. For example, if Customer Equipment uses 10MW for all of a month’s 610 Off Peak hours, the O&M Reimbursement for that month would be $4.5/MWH x 10MW x 610h = $27,450. The “Profit Share” for a Hosted Period is the amount equal to twenty five percent (25%) of Net Profit (defined herein) for that Hosted Period. “Net Profit” for a Hosted Period is the amount equal to (i) the gross Bitcoin Mining Rewards earned over that Hosted Period, less (ii) any Pool fees applied to those Bitcoin Mining Rewards as recorded by the Pool during that Hosted Period, less (iii) the Energy Cost over that Hosted Period, less (iv) the O&M Reimbursement over that Hosted Period.

Customer acknowledges that the Energy Cost applicable to the Hosting Fee is determined by the Utility Providers and is subject to periodic adjustments outside the control of the Service Provider. Such changes may result from modifications to rate schedules, fuel cost adjustments, or other regulatory or operational adjustments made by the Utility Providers. The Customer agrees to be bound by any future changes to such rates as may be imposed by the Utility Providers during the Term of this Agreement. Customer further acknowledges that it is a sophisticated party that has conducted its own due diligence regarding the terms of this Agreement, including the inherent variability of energy costs and other factors outside the control of the Parties. The Service Provider shall make reasonable efforts to notify the Customer in advance of any rate changes published by the Utility Providers; however, the Service Provider shall not be liable for any delays in communication of such changes caused by the Utility Providers or other third-party factors outside of Service Provider’s control.

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3.2	Bitcoin Mining Rewards. The “Bitcoin Mining Rewards” for a given day, constituting a Hosted Period, is the amount of Bitcoin generated by Customer Equipment installed at Data Center during that day, as recorded by the designated Pool. All Bitcoin Mining Rewards generated by Customer Equipment at Data Center shall be deposited directly into Customer’s wallet and are the sole responsibility of Customer until distributed in accordance with Section 3.3 and Section 3.4. Customer is responsible for managing its wallet and ensuring that all Bitcoin Mining Rewards mined by Customer Equipment at Data Center are properly accounted for until distributed in accordance with Section 3.3 and Section 3.4.

3.3	Payment. In consideration of this Agreement, for each day constituting a Hosted Period, Customer shall pay into Service Provider Wallet an estimate of the Hosting Fee calculated for that day, based on forty five percent (45%) of the daily Bitcoin Mining Rewards earned by Customer for that day (“Agreed Split”). The dollar value of the Agreed Split, for the purpose of determining the USD amount to be credited toward the Energy Cost and O&M Reimbursement to be paid by Customer, shall be determined, for each transfer, by multiplying: 1) the amount of Bitcoin transferred by Foundry during that transfer by 2) the price of Bitcoin at the exact time of the transfer as published by Coinbase (or another reputable public pricing source mutually agreed upon by the Parties). At any point, Customer and Service Provider may agree in writing to revise the percentage of Bitcoin Mining Rewards constituting the Agreed Split in order to better reflect a share of the daily Bitcoin Mining Rewards that is aligned with covering the daily Hosting Fee as determined by the USD equivalent Bitcoin price and Bitcoin network dynamics.

3.4	Invoicing and Reconciliation. At the end of each calendar month, Service Provider must prepare a written report (“Monthly Reconciliation”) outlining, in accordance with generally accepted accounting standards as advised by Customer, (i) the Hosting Fee due for that month (the “Amount Owed”), and (ii) the total Bitcoin Mining Rewards paid to Service Provider Wallet by Customer during that month (the “Amount Paid”). The Monthly Reconciliation must contain all evidence and calculations necessary to justify the Amount Owed and the Amount Paid, and Service Provider must provide Customer with a copy of the Monthly Reconciliation within five (5) Business Days of the end of the month. If the Amount Owed is more than the Amount Paid, Customer shall pay Service Provider the difference between the Amount Owed and the Amount Paid within ten (10) Business Days of receiving notice thereof. If the Amount Paid is more than the Amount Owed, Service Provider shall pay Customer the difference between the Amount Paid and the Amount Owed within ten (10) Business Days of the end of the month. Upon termination or expiration of this Agreement, Service Provider shall issue a final invoice detailing amounts due to or from Customer, which shall be paid within fifteen (15) Business Days after the date of the final invoice. If, at the end of the Term, the sum of all payments made by Customer exceeds amounts due hereunder, Service Provider shall return such overpayments to Customer within fifteen (15) Business Days after the Term. Any amounts due under this Agreement that remain unpaid for ten (10) Business Days or more after such amounts are due shall be payable on demand together with interest computed from the date payment was due at a rate of five percent per annum (5%) or the maximum interest allowable by law, whichever is greater.

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3.5	Racking, Unracking and PDU Fees. Customer shall pay Service Provider $10 for each of racking and unracking of each mining unit (“Racking Fee” and “Unracking Fee”, respectively). Customer shall pay Service Provider $40 per mining unit for the procurement and installation of power distribution units (“PDU Fees”). In lieu of paying PDU Fees, Customer has the option of providing Service Provider with new power distribution units that are compatible with Customer Equipment. Racking Fees, and PDU Fees must be paid within ten (10) Business Days of receiving the invoice.

3.6	Ancillary Charges. Unless otherwise agreed by the Parties in writing, Customer is responsible for reasonable costs and expenses associated with Advanced Troubleshooting approved by Customer in writing, as well as all transportation and shipping costs associated with delivery and return of Customer Equipment. Subject to the other Sections of this Agreement, Customer and Service Provider shall reasonably cooperate to arrange for mutually agreeable times and locations for collection and delivery of Customer Equipment.

3.7	Taxes. Customer is responsible for all taxes in connection with Customer Equipment and with the mining of cryptocurrency at Data Center, including any taxes that may be assessed in the future. In the event that Service Provider pays or is required to pay any such taxes, Customer hereby agrees to indemnify and fully reimburse Service Provider for all costs and expenses, including attorneys’ fees, reasonably incurred in connection with such taxes, including any amount of taxes paid by Service Provider. For the avoidance of doubt, Customer is not responsible for income or other taxes customarily owed by Service Provider in connection with its business or property.

3.8	Deposit. Customer shall pay to Service Provider the sum of $275,940, intended to cover the proportionate share (based on energy used by Customer Equipment as a proportion of total energy used at Data Center) of any deposit required by the Utility Providers under Service Provider’s power contract for Data Center (the “Deposit”). In the event this Agreement is terminated for any reason prior to the expiration of the Term, Service Provider shall credit the full amount of the Deposit to any outstanding fees owed by Customer to Service Provider at the time of termination. In the event the Deposit is greater than any outstanding fees owed to Service Provider by Customer, Service Provider shall refund Customer the remainder of the Deposit amount, after deducting any outstanding fees owed by Customer to Service Provider at the time of termination, in immediately available funds within ten (10) days of the termination of the Agreement.

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ARTICLE 4 – DEFAULT

4.1	Events of Default.

A.	The occurrence of any of the following shall constitute an “Event of Default by Customer”:

(1)	Customer’s failure to pay any amount when due under Section 3.4;

(2)	Customer’s failure to remit the daily payment pursuant to Section 3.3 for a period of five (5) consecutive days or for seven (7) total days during a thirty (30) day lookback period;

(3)	Customer’s breach of any warranty set forth herein;

(4)	Customer’s material breach of any other provision of this Agreement;

(5)	Customer’s insolvency, bankruptcy, general assignment for the benefit of Customer’s creditors, liquidation, dissolution, appointment of a receiver or similar arrangement; and

B.	The occurrence of any of the following shall constitute an “Event of Default by Service Provider”:

(1)	Service Provider’s failure to ensure that the sum of the Actual Daily Hashrate across a Minimum Uptime Period is equal to or greater than the sum of the Target Daily Hashrate across such Minimum Uptime Period as required pursuant to Section 2.6;

(2)	Service Provider’s failure to pay any amount when due under this Agreement;

(3)	Service Provider’s breach of any warranty set forth herein;

(4)	Service Provider’s material breach of any other provision of this Agreement; and

(5)	Service Provider’s insolvency, bankruptcy, general assignment for the benefit of Service Provider’s creditors, liquidation, dissolution, appointment of a receiver or similar arrangement.

4.2	Remedies.

A.	Service Provider shall have the following remedies upon an Event of Default by Customer. These remedies are not exclusive and are cumulative in addition to any remedies available to Service Provider until there is no longer an Event of Default by Customer or this Agreement is terminated pursuant to its terms:

(1)	If the Event of Default by Customer is as per Section 4.1(A)(1), provided that Service Provider has provided written notice to Customer of this Event of Default by Customer and the relevant amount due under this Agreement remains unpaid for a period of fifteen (15) Business Days or more following such notice, recover from Customer the relevant overdue amount, plus interest on that amount, computed from the date payment was due until the date payment is made, at a rate of twenty percent (20%) per annum or the maximum interest allowable by law, whichever is lower;

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(2)	If the Event of Default by Customer is as per Section 4.1(A)(2), provided that Service Provider has given written notice to Customer of this Event of Default by Customer and the overdue amounts remain unpaid for seven (7) Business Days or more following such notice, Service Provider may direct Customer Equipment to mine cryptocurrency solely for the Service Provider’s benefit until Service Provider has recovered such overdue amounts.

(3)	Terminate this Agreement in accordance with Article 6 and, upon termination becoming effective, have the right to recover from Customer:

(a)	any amounts then overdue, plus interest on such amounts, computed from the date such payments were due until the date such payments are made, at a rate of twenty percent (20%) per annum or the maximum interest allowable by law, whichever is lower;

(b)	reasonable attorneys’ fees and courts costs incurred by Service Provider in connection with enforcing its rights under this Agreement.

B.	Customer shall have the following remedies upon an Event of Default by Service Provider. These remedies are not exclusive and are cumulative in addition to any remedies available to Customer until there is no longer an Event of Default by Service Provider or this Agreement is terminated pursuant to its terms:

(1)	If the Event of Default by Service Provider is as per Section 4.1(B)(2), provided that Customer has provided written notice to Service Provider of this Event of Default by Service Provider and the relevant amount due under this Agreement remains unpaid for a period of fifteen (15) days or more following such notice, recover from Service Provider the relevant overdue amount, plus interest on that amount, computed from the date payment was due until the date payment is made, at a rate of twenty percent per annum (20%) or the maximum interest allowable by law, whichever is lower;

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(2)	Terminate this Agreement in accordance with Article 6 and, upon termination becoming effective, have the right to recover from Service Provider:

(a)	any amounts then overdue, plus interest on such amounts, computed from the date such payments were due until the date such payments are made, at a rate of twenty percent per annum (20%) or the maximum interest allowable by law, whichever is lower;

(b)	reasonable attorneys’ fees and courts costs incurred by Customer in connection with enforcing its rights under this Agreement.

ARTICLE 5 – WARRANTIES

5.1	Customer’s Warranties. Customer represents and warrants as follows to the best of its knowledge:

A.	Customer will undertake commercially reasonable efforts to ensure that the Miners: (a) will be delivered to Service Provider in working condition consistent with the typical functionality and performance of used equipment of their age and type, and free from any known viruses or malware; and (b) will be delivered with the manufacturer’s original firmware intact or, if not, that the Miners are capable of being updated with the manufacturer’s original firmware. Customer acknowledges that the Service Provider shall have the right to clean the Miners and install the manufacturer’s original firmware as necessary to ensure proper functionality. Notwithstanding the foregoing, the Parties acknowledge that Customer and Service Provider may agree, upon mutual consent, to run fleet management and/or aftermarket firmware for purposes of achieving operational efficiency; Customer has, or will have, valid fee title or other good and marketable title, or the contractual right to use the Customer Equipment and that the Customer Equipment does not and shall not be subject to any liens, encumbrances, mortgages, hypothecations, or similar encumbrances;

B.	Customer has the authority to enter into this Agreement and entering into this Agreement and performing hereunder will not breach or violate any other legal obligation of Customer;

C.	Customer does not have actual knowledge of any legal or regulatory requirement that would prohibit its performance hereunder;

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D.	Customer is and will remain in compliance with all Applicable Laws, including, but not limited to, the United States Foreign Corrupt Practices Act and anti-money laundering laws, throughout the term of this Agreement; and

E.	The individual identified in the signature block below has the authority to enter into this Agreement on behalf of Customer, including the power and authority to bind Customer to the terms and conditions set forth herein.

5.2	Service Provider’s Warranties. Service Provider represents and warrants as follows:

A.	Service Provider has the authority to enter into this Agreement and entering into this Agreement and performing hereunder will not breach or violate any other legal obligation of Service Provider;

B.	The individual identified in the signature block below has the authority to enter into this Agreement on behalf of Service Provider, including the power and authority to bind Service Provider to the terms and conditions set forth herein;

C.	Service Provider does not have actual knowledge of any legal or regulatory requirement that would prohibit its performance hereunder;

D.	Service Provider is and will remain in compliance with all Applicable Laws, including, but not limited to, the United States Foreign Corrupt Practices Act and anti-money laundering laws, throughout the Term of this Agreement; and

E.	Service Provider has the skills and resources to provide the Hosting, Monitoring and other services contemplated in this Agreement in accordance with this Agreement and industry standards.

5.3	Disclaimer. The Parties make no warranties of any kind except those expressly set forth in Section 5.1 and Section 5.2 above. EXCEPT FOR THOSE SET FORTH IN SECTION 5.1 AND SECTION 5.2, EACH PARTY HEREBY DISCLAIMS ALL WARRANTIES, WHETHER EXPRESS OR IMPLIED BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE OR OTHERWISE.

ARTICLE 6 – TERM AND TERMINATION

6.1	Initial Term. The initial term of this Agreement shall commence upon the Effective Date and continue for a period of two years after the Start Date (“Initial Term”), unless this Agreement is otherwise terminated in accordance with this Article.

6.2	Termination. This Agreement may be terminated only in accordance with this Section as follows:

A.	Either party may terminate this Agreement after one year after the Start Date with 60 days advance notice.

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B.	Service Provider may terminate this Agreement upon the occurrence of an Event of Default by Customer provided that (i) Service Provider provides Customer written notice of the Event of Default by Customer with sufficient detail to allow the Event of Default by Customer to be cured and (ii) allows Customer at least thirty (30) days from the date of notice to cure the claimed Event of Default by Customer. Termination pursuant to this Section 6.2(B) shall become effective on the thirty-first (31st) day following written notice given in accordance with this Section if the Event of Default by Customer remains uncured.

C.

Customer may terminate this Agreement upon the occurrence of an Event of Default by Service Provider provided that (i) Customer provides Service Provider written notice of the Event of Default by Service Provider with sufficient detail to allow the Event of Default by Service Provider to be cured and (ii) allows Service Provider at least thirty (30) days from the date of notice to cure the claimed Event of Default by Service Provider. Termination pursuant to this Section 6.2(C) shall become effective on the thirty-first (31st) day following written notice given in accordance with this Section if the Event of Default by Service Provider remains uncured. Notwithstanding anything in this Section 6.2(C), if there is an Event of Default by Service Provider as defined in Section 4.1(B)(1), Customer shall have the right to terminate this Agreement immediately upon written notice to Service Provider.

D.	Either Party may terminate this Agreement with immediate effect in the event that one or more Force Majeure Events remain uncured for a period of fifteen (15) days in the aggregate.

6.3	Optional Hosting Suspension. In the event that Net Profit is equal to or less than zero (0) as calculated for a Hosted Period of at least one (1) day (a “Net Negative Event”), Customer or Service Provider may, within a period of ten (10) days from a Net Negative Event, provide written notice to the other Party requiring all installed Miners at Data Center be Switched Off until further notice (a “Suspension Notice”). Subsequently, Customer may, in its sole discretion, provide written notice to Service Provider requiring that some or all installed Miners at Data Center be Switched On until further notice (a “Resumption Notice”). Service Provider shall cause any request in a Suspension Notice or Resumption Notice to be in effect within one (1) Business Day of receiving such notice. During any period where all installed Miners at Data Center have been Switched Off, Customer shall be responsible to pay Service Provider only for the costs outlined in Schedule C. In the event that installed Miners at Data Center remain Switched Off pursuant to one or more Suspension Notices issued under this Section 6.3 for a period of forty-five (45) or more days in the aggregate during the Term, either Party shall have the right to immediately terminate this Agreement upon written notice to the other Party.

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6.4	Effect of Termination. Upon termination of this Agreement, Service Provider shall have no further obligation to Customer except to un-rack Customer Equipment, make it available for collection at Data Center within fifteen (15) days of termination and notify Customer of its availability for collection at Data Center. Customer shall be responsible to pay an un-racking fee of $10 per unit and costs for transportation of the Customer Equipment, unless Customer elects to un-rack the Customer Equipment itself, in which case it must do so within fifteen (15) days of termination. Additionally, Customer shall pay storage fees of $2 per week for each unit of Customer Equipment that remains at Data Center from thirty (30) days of the Customer being notified that such Customer Equipment is available for collection at Data Center.

ARTICLE 7 – CONFIDENTIALITY

7.1	Confidential Information. The Parties agree that any non-public technical, business or other information that is disclosed by one Party (“Disclosing Party”) to the other Party (“Recipient”) in connection with this Agreement, Hosting, or Monitoring, whether orally or in writing, whether disclosed before or after the Effective Date, (hereinafter “Confidential Information”) is to be treated as confidential and proprietary. Confidential Information shall also include the existence of this Agreement, its terms, and the transactions contemplated herein, any non-public information that is designated by Disclosing Party as confidential, that Recipient understands to be confidential, or that a reasonable person would understand to be confidential. Notwithstanding anything to the contrary in this Agreement, Confidential Information shall not include information that (i) is or becomes publicly available without breach of an obligation of confidentiality, (ii) was rightfully in the possession of Recipient prior to disclosure by Disclosing Party, or (iii) is independently developed by Recipient without reliance on or reference to Confidential Information.

7.2	Use of Confidential Information. Recipient will not use Confidential Information for any purpose whatsoever, except as necessary to perform its obligations under this Agreement or other business arrangements that may be entered into between the Parties. Recipient shall limit access to Confidential Information to those of its directors, officers, employees, agents, and advisors (“Representatives”) who have a need to know such information provided that (i) each such Representative is bound by confidentiality obligations at least as stringent as those set forth herein and (ii) Recipient shall be liable for any act or omission by such Representative that would constitute a breach of this Article as if such act or omission had been caused by Recipient itself.

7.3	Permitted Disclosure. Recipient may disclose Confidential Information as required by law or government process (including a subpoena) provided that Recipient (i) provides advanced written notice, unless such notice is expressly prohibited by law, to Disclosing Party prior to disclosure sufficient to allow Disclosing Party to seek protection from or limit such disclosure and (ii) reasonably cooperates with Disclosing Party in minimizing the extent of such disclosure. In any event, Recipient shall disclose only that Confidential Information that is strictly required to be disclosed and such information shall remain protected as Confidential Information in accordance with this Agreement despite any disclosure pursuant to this Section.

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7.4	Standard of Care. Recipient shall use the same standard of care to protect Confidential Information as it uses to protect its own information of similar nature and importance, and in any event, no less than a reasonable standard of care.

7.5	Return or Destruction. Upon termination or expiration of this Agreement or written request by Disclosing Party, Recipient shall return or destroy all Confidential Information in its care, custody, possession or control (including any and all copies thereof) and shall certify its compliance with this Section in writing within seven (7) days of such return or destruction. Notwithstanding the foregoing, Recipient shall not be required to purge its archival electronic systems of Confidential Information provided that such information is not accessible in the normal course of business and remains protected under this Agreement for so long as such information is retained.

7.6	Equitable Relief. Recipient acknowledges and agrees that in the event of an actual or threatened breach of this Article, money damages may not be a sufficient remedy and, in any event, would be difficult or impossible to calculate and therefore Disclosing Party may, in addition to any other remedies available to it, whether under law, equity or otherwise, seek injunctive relief without the necessity of posting bond or surety.

7.7	Survival. The obligations to protect Confidential Information as set forth in this Article shall remain in place during the term of this Agreement and for a period of three (3) years thereafter or for so long as Recipient retains possession of Confidential Information, whichever is longer, provided that Confidential Information that is a trade secret shall remain protected for so long as such information remains a trade secret.

ARTICLE 8 – INSURANCE

8.1	Party’s Obligations.

A.	Customer shall, at its own cost and expense, procure and maintain in effect at all times during the Term of this Agreement, insurance policies as customary and available for the Customer Equipment, including, but not limited to, any liability, damage, or losses suffered by Service Provider arising out of or related to the Customer Equipment.

B.	Service Provider shall, at its own cost and expense, procure and maintain in effect at all times during the Term of this Agreement, insurance policies as customary and available for its provision of the Hosting, Monitoring and other services contemplated in this Agreement, and for Data Center, including for liability, damage, or losses suffered by Customer arising out of or related to the provision of the Hosting, Monitoring and other services contemplated in this Agreement, or use of Data Center.

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C.	Each Party is responsible for and shall pay all premiums and deductibles associated with the insurance required by this Section 8.1, and upon request and if available, shall provide the other Party with certificates of insurance along with required endorsements and other documentation reasonably necessary to ensure compliance with these insurance requirements. Each Party shall at all times comply with its obligations under the insurance policies and shall cooperate with the insurers and the other Party in the event of an actual or potential claim.

8.2	Additional Insured. To the extent permissible by Service Provider’s insurer, Customer shall have the option at its expense to cause Service Provider’s insurance policies described in Section 8.1(B) to name Customer as an additional insured and, to the maximum extent permitted by law, be endorsed to waive all rights of subrogation against Customer, its Covered Persons, and their insurers. To the extent permissible by Customer’s insurer, Service Provider shall have the option at its expense to cause Customer’s insurance policies described in Section 8.1(A) to name Service Provider as an additional insured and, to the maximum extent permitted by law, be endorsed to waive all rights of subrogation against Service Provider, its Covered Persons, and their insurers. “Covered Persons” includes a Party and its Affiliates, subsidiaries, predecessors, successors, assigns, and each of their respective directors, officers, owners, investors, employees, agents, contractors, and representatives.

8.3	Waiver and Release. To the maximum extent permitted by law, Service Provider and Customer hereby waives and releases the other Party’s Covered Persons from any and all Claims/Losses to the extent such Claims/Losses are covered by each Party’s insurance. “Claim/Loss” or “Claims/Losses” means all claims and losses of all kinds and descriptions regardless of how such claims and/or losses may be characterized, including, without limitation, claims, causes of action, demands, damages of all kinds and descriptions, liabilities, debts, liens, privileges, and other encumbrances, obligations, judgments, interests, costs, expenses, and awards whether created by law, contract, tort, arbitration, or voluntary settlement, including attorneys’ fees and expenses.

8.4	No Limitation. Neither Party represents that the types of coverage and limits required by this Article will be adequate to protect the other Party and such coverage and limits shall not be deemed as a limitation on the other Party’s liability under other provisions of this Agreement. For the avoidance of doubt, the Parties acknowledge and agree that nothing in this Article is intended to nor should be construed as limiting either Party’s obligations set forth in Article 9, which are separate and independent obligations.

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ARTICLE 9 – RISK ALLOCATION

9.1	Limitation of Liability. To the maximum extent permitted by law, other than as set forth in Section 4.2, in no event shall either Party be liable to the other Party for any loss of use, production, revenue, or profit, or for any consequential, indirect, incidental, special, exemplary, or punitive damages, whether arising out of breach of contract, tort or otherwise, regardless of whether such damages were foreseeable and whether or not such Party has been advised of the possibility of such damages, and notwithstanding the failure of any agreed or other remedy of its essential purpose; the Parties hereby waive any Claims/Losses with respect to such damages. To the extent permitted by law, the Parties hereby waive any statutory remedies that are inconsistent with this Section.

9.2	Mutual Indemnification. Each Party shall defend indemnify and hold harmless the other Party, including affiliates and each of their respective officers, directors, shareholders, employees, representatives, agents, successors and assigns from and against all claims of third parties, and all associated losses, to the extent arising out of (a) the indemnifying Party’s gross negligence or willful misconduct in performing any of its obligations under this Agreement, or (b) a material breach by the indemnifying Party of any of its representations, warranties, covenants or agreements under this Agreement.

9.3	Assumption of Risk. Each Party understands and acknowledges that the business of cryptocurrency mining poses certain risks and that returns are not guaranteed. Customer hereby waives any Claims/Losses for damages to Customer Equipment, unless caused by the intentional, willful, or negligent conduct of Service Provider or its Covered Persons. Any rewards associated with mining activities involving Customer Equipment come directly from the Pool and Service Provider is not responsible for any Pool fees. Customer is solely responsible for such fees and expenses.

ARTICLE 10 – MISCELLANEOUS

10.1	Entire Agreement. This Agreement is the entire agreement between the Parties regarding the subject matter hereof and supersedes and replaces any and all prior and contemporaneous agreements, representations, and promises between or among the Parties, whether written or non-written, regarding the subject matter hereof. Neither Party is relying on any statement, representation, warranty, or promise except those expressly set forth in this Agreement. In the event of a conflict or inconsistency between the provisions of the body of this Agreement and any document attached hereto, the provisions of the body of this Agreement shall control.

10.2	Choice of Law. This Agreement, including performance hereunder, is governed by and shall be construed in accordance with the laws of the State of Delaware, irrespective of its conflict of laws rules.

10.3	Dispute Resolution. Any and all disputes between Service Provider and Customer arising out of or related to (i) this Agreement, including, without limitation, performance, interpretation, termination, (in)validity and/or breach thereof; (ii) Customer Equipment; and/or (iii) Hosting or Monitoring, shall be exclusively resolved in the state or federal courts, as applicable, located in Florida. The Parties each hereby consent to the jurisdiction of such courts and waive any objection to such venue, including any objection based on forum non conveniens grounds.

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10.4	Assignment Prohibited. Service Provider may not assign all or part of its rights and/or obligations hereunder, whether voluntarily, involuntarily, or by operation of law, without Customer’s written consent, not to be unreasonably withheld.

10.5	Binding Effect. Subject to the restrictions on assignment of this Agreement, this Agreement shall be binding upon and inure to the benefit of the Parties, their legal representatives, successors, and permitted assigns.

10.6	Counterparts. This Agreement may be executed in counterparts, with all counterpart signatures combined constituting a single executed Agreement. Electronic, scanned, faxed, or photocopied signatures shall be treated as original.

10.7	Amendment. This Agreement may not be amended or modified except in writing, signed by both Parties. The Parties may execute revised versions of any schedule attached to this Agreement which, if signed by both Parties, shall be deemed an amendment to this Agreement.

10.8	Survival. Those obligations that expressly or by their nature survive or extend beyond this Agreement, including any termination or expiration thereof, shall so survive. Such obligations include, without limitation, all payment, indemnity, warranty, confidentiality, insurance, and risk allocation provisions. This Section applies irrespective of which Party terminates this Agreement.

10.9	Force Majeure. Neither Party shall be liable for any delay or failure of performance caused by, resulting from, or occasioned by a Force Majeure Event. Upon the occurrence of a Force Majeure Event, the affected Party shall give prompt notice thereof to the other Party and shall use commercially reasonable efforts to remove or mitigate the effects of the Force Majeure Event. A “Force Majeure Event” means any event beyond the reasonable control of Service Provider or Customer, as applicable, which may include, without limitation, acts of Gods, storms, weather, mudslides, earthquakes, avalanches, and other naturally occurring phenomena, war, fire, flood, nation or industry wide strikes, acts of the public enemy, terrorism, zombie apocalypse, insurrections, riots, illness, epidemic, pandemic, problems with the blockchain or network, and laws, rules, or regulations of any governmental authority asserting jurisdiction or control, compliance with which makes performance impossible or impracticable. Notwithstanding the foregoing, a Force Majeure Event does not include events caused by the negligence, intentional, or willful misconduct of a Party. For the avoidance of doubt, Force Majeure Events do not include Voluntary Curtailments.

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10.10	Mutual Drafting. This Agreement was jointly negotiated and drafted by the Parties. In the event any ambiguities should arise in the construction or interpretation of this Agreement, such ambiguities shall not be construed against either Party solely on account of authorship. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply to the interpretation and construction of this Agreement, and this Agreement shall be construed as having been jointly drafted by the Parties.

10.11	Notice. Whenever a written communication, notice, or confirmation is required or permitted by this Agreement, the same may be made via e-mail to the following addresses and shall be deemed sent on the date sent, unless sender receives indicia of a failure of transmission. Either Party may change the e-mail address for notice by providing written notice of such change in accordance with this Section.

If to Service Provider:	If to Customer:
Mikhail Trubchik	Phil Hicks
Mikhail@allrisecapital.com	phil@abitgrp.com
Forrest Deng
Steve Wood	forrest@abitgrp.com
steve.wood@merklestandard.com Aneesh Partap aneesh@allrisecapital.com	Kia Zhang k.zhang@abitgrp.com
Barry An barry@allrisecapital.com

10.12	No waiver. None of the requirements of this Agreement will be considered as waived by either Party unless the same is done in writing duly executed by the waiving Party. Failure by either Party to enforce any rights will not waive those or other rights hereunder.

10.13	No Third-Party Beneficiaries. Except for the Covered Persons and only with respect to Articles 8 and 9, nothing in this Agreement is intended, nor shall anything herein be construed to confer any rights, legal or equitable, in any person or entity other than the Parties hereto and their respective successors and permitted assigns.

10.14	Relationship of the Parties. The relationship of the Parties is that of independent contractors. Neither Party is the agent, partner, joint-venturer or employee of the other, and neither shall have any authority to make any agreements or representations on the other’s behalf. Each Party shall be solely responsible for the payment of compensation, insurance and taxes of its own personnel, and such personnel are not entitled to the provision of any employee benefits from the other Party. Neither Party has the power or authority to bind the other.

10.15	Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable any such term or provision.

[signatures to follow]

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IN WITNESS WHEREOF, the Parties have executed the Agreement as of the Effective Date.

Service Provider:		Customer:
4545 S MENDENHALL LLC		ABIT USA INC.

By:	/s/ Steven R. Wood	By:	/s/ Phil Hicks

Name:	Steven R Wood	Name:	Phil Hicks

CEO of Merkle Standard,

Title:	4545 Mendenhall’s Member	Title:	General Manager - NA

Date:	12 / 20 / 2024	Date:	12/19/2024

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Schedule A

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Schedule B

Monitoring Guidelines

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Schedule C

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